

Mail Stop 3030

February 24, 2009

Mr. Anthony W. Boor
Chief Financial Officer
Brightpoint, Inc.
7635 Interactive Way
Suite 200
Indianapolis, IN 46278

      Re: Brightpoint, Inc.
            Form 10-K for year ended December 31, 2007
            Filed February 29, 2008
            File No. 001-12845

Dear Mr. Boor:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                       Sincerely,

                                       Brian R. Cascio
                                       Accounting Branch Chief